

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2022

Steven J. Heyer
Chief Executive Officer and Chairman
Haymaker Acquisition Corp. III
501 Madison Avenue, Floor 12
New York, New York 10022

> **Re: Haymaker Acquisition Corp. III**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed April 8, 2022**
> **File No. 001-40128**

Dear Mr. J. Heyer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement filed April 8, 2022.

Information About Biote
What We Offer
Biote Business Model/Solution, page 240

1.   We note Exhibit No. 99.1 in your report dated March 29, 2022 on form 8-K provides additional detail on Biote's business. For example, page 11 makes it appear Biote's hormone therapy solution does not include over-the-counter pills, prescription creams, patches, pills, or injectables, but instead, uses pellet implants as described by the graphic on page 11 that appears to show hormone pellets held in a person's hand and the corresponding text above the hand. As another example, we note on page 49 that Biote charges a service fee averaging $180 for every hormone optimization procedure, accounting for 79% of Biote's revenue. Please revise your proxy statement here to disclose the methods of hormone optimization (e.g., pellet implants, prescription pills) used by your practitioners that entitle Biote to service fees.

Competition, page 252

2.   We note your response to comment 23 and reissue in part. Please revise your disclosure to provide more detail on the competition you face in the dietary supplement space. For example only, disclose whether there are other competitors that sell branded dietary supplements through certified practitioners and identify them.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner at 202-551-3744 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephen Alicanti